July 12, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re: Verisk Analytics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 19, 2019
Form 8-K furnished April 30, 2019
File No. 001-34480

Ladies and Gentlemen:

Verisk Analytics, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2018 and its Form 8-K furnished on April 30, 2019.

We are writing to respond to the comments raised in your letter to the Company dated June 27, 2019. The responses below correspond to the caption and number of the comments (which is reproduced below in bold).

Form 8-K furnished April 30, 2019
Exhibit, page 99.1

1. We note several instances where you present non-GAAP measures with undue prominence For example, in Table 1 you disclose Adjusted EBITDA before Net Income, the comparable GAAP measure. Please ensure that the comparable GAAP measures are presented and discussed before the non-GAAP measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: In future filings, we will revise our presentation of non-GAAP measures and ensure that comparable GAAP measures are presented and discussed before the non-GAAP measures.

2. Revise to provide a more substantive discussion of how each of your non-GAAP measures is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: In future filings, we will provide a more substantive discussion of how each of our non-GAAP measures is useful to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K.

3. Please revise to reconcile consolidated Adjusted EBITDA to Net Income rather than Operating income. Refer to Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: In future filings, we will reconcile consolidated Adjusted EBITDA to Net Income.

4. We note that you present segment adjusted EBITDA and margin. Revise to reconcile these non-GAAP measures to the most directly comparable GAAP financial measure, segment EBITDA and segment EBITDA margin. Please note that the reconciliations throughout the Form 8-K should begin with the comparable GAAP measure so your non-GAAP measures do not receive undue prominence. Also, ensure that your disclosure of segment adjusted EBITDA throughout the filing is preceded by disclosure of segment EBITDA. Refer to Question 102.10 and 104.03 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: In future filings, we will reconcile segment adjusted EBITDA and margin to segment EBITDA and segment EBITDA margin. We will also ensure that the reconciliations throughout the Form 8-K will begin with the comparable GAAP measures so that non-GAAP measures do not receive undue prominence. In addition, we will ensure that our disclosure of segment adjusted EBITDA throughout the filing is preceded by the disclosure of segment EBITDA.

Please do not hesitate to contact the undersigned with any questions or comments regarding this filing.

Sincerely,
/s/ Lee Shavel
Lee Shavel
Chief Financial Officer